Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Stem, Inc. Brings Smart Energy Storage to Electric Cooperative Projects with Today’s Power, Inc.

Integrated Smart Storage Solution Enables Grid Stability and Flexibility for Electric Cooperatives in a Growing Market

MILLBRAE, Calif. – February 11, 2021 – Stem, Inc. (“Stem”), a global leader in artificial intelligence (AI)-driven clean energy storage systems, today announced the Company will provide smart energy storage services to Today’s Power, Inc. (“TPI”), a renewable energy company based in North Little Rock, Ark. that develops, owns and operates renewable energy assets. A certified partner in Stem’s Partner Program, TPI will leverage Stem’s smart energy storage solution to deliver energy flexibility in electric cooperative projects, starting in Northwest Arkansas.

The partnership will enable TPI’s customers and the large number of electric cooperatives that are adopting solar and battery storage to take advantage of the benefits of smart energy storage systems. These systems are designed to enhance solar facilities, reduce wholesale demand charges and maximize energy savings for electric cooperatives, helping provide rate stability for members. TPI builds, owns, and operates their projects, while Stem will provide the turnkey smart storage solution for those systems. Stem’s solution for electric cooperatives and other utilities includes its Athena™ smart storage software, battery hardware procurement, an interface for the utility to schedule battery dispatch in real time or ahead of time, monitoring network operation center services, and the capability for TPI to monitor battery status and historical performance data.

In December 2020, TPI announced a 2.7 megawatt (MW) solar park project with 7 MW / 14 megawatt-hours (MWh) of energy storage for Ozarks Electric Cooperative, which will be optimized by Stem’s smart storage software. Within its first year of service, this solar park project is expected to produce over 4 million kilowatt hours (kWh) of renewable energy.

John Carrington, Chief Executive Officer of Stem, Inc., commented, “Stem’s partnership with TPI gives electric cooperatives greater flexibility in their energy strategy. As the needs of the utility change over time, Stem’s proven experience and Athena™ software enable us to continually optimize how storage is used to meet those needs. We are happy to be aligned with TPI because they are such a respected company in the electric cooperative space. Together, we plan to deliver significant value to the cooperative member base.”

Michael Henderson, President of Today’s Power, Inc., commented, “TPI recognized Stem’s expertise and ability for Athena™ to call on distributed energy resources and batteries during peak times. Stem also provides reliable capacity when needed through their proven aggregated virtual power plants. Working with a trusted energy storage hardware and service provider makes TPI’s offering that much more efficient. We look forward to continuing this partnership and creating innovative solutions for our customers.”

Stem and Star Peak Business Combination Update

Stem remains on track to complete its previously announced business combination with Star Peak Energy Transition Corp. (NYSE: STPK) (“Star Peak”) in the first quarter of 2021. Upon closing, the combined company will be named Stem and remain listed on the New York Stock Exchange under the new ticker symbol “STEM.”

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About Stem, Inc.

Stem provides solutions that address the challenges of today’s dynamic energy market. By combining advanced energy storage solutions with Athena™, a world-class AI-powered analytics platform, Stem enables customers and partners to optimize energy use by automatically switching between battery power, onsite generation and grid power. Stem’s solutions help enterprise customers benefit from a clean, adaptive energy infrastructure and achieve a wide variety of goals, including expense reduction, resilience, sustainability, environmental and corporate responsibility and innovation. Stem also offers full support for solar partners interested in adding storage to standalone, community or commercial solar projects – both behind and in front of the meter.

Headquartered in Millbrae, Calif., Stem is directly funded by a consortium of leading investors including Activate Capital, Angeleno Group, BNP Paribas, Constellation Technology Ventures, Copec, Iberdrola (Inversiones Financieras Perseo), GE Ventures, Magnesium Capital, Mithril L.P., Mitsui & Co. LTD., Ontario Teachers’ Pension Plan, RWE Supply & Trading, Temasek and Total Energy Ventures. For more information, visit www.stem.com.

About Today’s Power, Inc.

Today’s Power, Inc. is a wholly owned subsidiary of Arkansas Electric Cooperatives, Inc. (AECI), a Little Rock-based utility service cooperative owned by 17 Arkansas electric distribution cooperatives. Today’s Power, Inc. offers turn-key solar photovoltaic--- systems, energy storage systems, electric vehicles and charging stations for all sizes and applications. For more information about Today’s Power, visit www.todayspower.com.

About Star Peak Energy Transition Corp.

Star Peak is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Star Peak is led by a management team with extensive experience investing in the energy, energy infrastructure and renewables sectors, including Chairman, Michael Morgan and Chief Executive Officer, Eric Scheyer. Michael Morgan is Chairman and Chief Executive Officer at Triangle Peak Partners LP and currently serves as a director of Sunnova Energy International (NYSE: NOVA) and lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America, a company he joined at its founding in 1997. Eric Scheyer is a Partner at Magnetar and has served as the Head of the Magnetar Energy and Infrastructure Group since its inception in 2005. For more information, visit https://stpk.starpeakcorp.com/.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of Star Peak or Stem’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Stem and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Stem as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Stem or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Stem’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Stem undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Star Peak has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement to be distributed to holders of Star Peak’s common stock in connection with Star Peak’s solicitation of proxies for the vote by Star Peak’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Stem’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Star Peak, Stem and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Star Peak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor, Evanston, IL 60201. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Star Peak and its directors and officers may be deemed participants in the solicitation of proxies of Star Peak’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Star Peak’s executive officers and directors in the solicitation by reading the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Star Peak’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination.

Media Contact – Stem
Cory Ziskind, ICR, Inc.
stemPR@icrinc.com

Laurie Gibson, Kickstart Consulting
lgibson@kickstartconsulting.com

Investor Contact – Stem
Marc Silverberg, ICR, Inc.
stemIR@icrinc.com

Media Contacts – Today’s Power, Inc.

Jennah Denney

jdenney@todayspower.com

501 400 5548

Contact – Star Peak
Tricia Quinn
Courtney Kozel
info@starpeakcorp.com

847 905 4400